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                                                                                                                       Exhibit 12


                                                  GREAT PLAINS ENERGY

                                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                          Year to date
                                             June 30
                                              2002         2001        2000        1999         1998          1997
                                                                          (Thousands)
Income (loss) before extraordinary
   item and cumulative effect of
   changes in accounting principles          $ 33,070   $ (40,043)  $ 128,631   $ 81,915      $ 120,722      $ 76,560
Add:
Equity investment losses                          632         376      19,441     24,951         11,683         2,748
Minority interests in subsidiaries                  -      (5,038)          -          1         (2,222)         (575)
   Income subtotal                             33,702     (44,705)    148,072    106,867        130,183        78,733

Add:
Taxes on income                                 1,237     (35,914)     53,166      3,180         32,800         8,079
Kansas City earnings tax                            -         583         421        602            864           392
   Total taxes on income                        1,237     (35,331)     53,587      3,782         33,664         8,471

Interest on value of leased
   property                                     3,586      10,679      11,806      8,577          8,482         8,309
Interest on long-term debt                     33,612      84,995      60,956     51,327         57,012        60,298
Interest on short-term debt                     3,096       9,915      11,537      4,362            295         1,382
Mandatorily redeemable Preferred
   Securities                                   6,225      12,450      12,450     12,450         12,450         8,853
Other interest expense
   and amortization                             1,857       5,188       2,927      3,573          4,457         3,990

   Total fixed charges                         48,376     123,227      99,676     80,289         82,696        82,832

Earnings before taxes on
   income and fixed charges                    83,315      43,191     301,335    190,938        246,543       170,036

Ratio of earnings to fixed charges               1.72         (a)        3.02       2.38           2.98          2.05

(a) An $80.0 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.

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